FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of June, 2003
		 		 ------------

		  Commission File Number 1-4620
		  		        --------

		 Crystallex International Corporation
	  -----------------------------------------------------
  	     (Translation of registrant's name into English)

  579 Richmond Street West,# 301, Toronto, Ontario, M5Z 1Y6 Canada
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[x] 		Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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

For Immediate Release					      June 11, 2003
RM: 15-03



		  CRYSTALLEX COMMENTS ON TSX REVIEW


TORONTO, ONTARIO, June 11, 2003 - Crystallex International Corporation
(TSX, AMEX: KRY) confirmed today that as part of a review by the Toronto Stock Exchange of the Company's eligibility for continued listing on the TSX, the Company will be meeting with the TSX Advisory Affairs Committee on June 24, 2003 to discuss the TSX's comments on material recently submitted to it by the Company. The TSX has extended its review until July 2, 2003 to accommodate this meeting.

About Crystallex:
Crystallex International Corporation is a Canadian based gold producer with operations and exploration properties in Venezuela and Uruguay. Crystallex shares are traded on the TSX and AMEX Exchanges. Crystallex is focused on growth in South America and recently signed a definitive agreement with respect to the Las Cristinas mining properties in Venezuela and has taken possession of those properties. Crystallex is currently working on a Feasibility Study to support its development plans for Las Cristinas.

For further information:
Investor Relations: A Richard Marshall, VP (800) 738-1577 or
			Andrea Boltz (604) 683-0672
Internet address: http://www.crystallex.com
Email us at: info@crystallex.com



Note:
This news release may contain certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended.
All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents filed from time to time with The Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this news release.

	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation
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(Registrant)


Date   June 11, 2003     		     	By    /s/ Daniel R. Ross
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						     (Signature)*
Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature